                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                          AMENDMENT NO. 4 TO FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               TELECOMM.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

        Delaware                                    52-2191043
-----------------------------------         -----------------------------------
(State  or  other  jurisdiction  of         (I.R.S. Employer Identification No.)
incorporation  or organization)

2600  Longhorn  Blvd.  #112                 Austin,  TX  78758
-----------------------------------------   -----------------------------------
(Address  of  principal executive offices)  (City, State, Zip Code)


Issuer's  telephone  number  (512) 615 - 2544
                              ---  ---   ----

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act.

          Title  of  each  class          Name  of  each  exchange on which
                                          registered

--------------------------------------    -----------------------------------

--------------------------------------    -----------------------------------

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act.

                                     Common
         --------------------------------------------------------------
                                (Title of Class)

         --------------------------------------------------------------
                                (Title of Class)

ITEM  1.     DESCRIPTION  OF  BUSINESS

Business  Development.
----------------------

TELECOMM.COM, INC. was formed in 1999 as a Delaware corporation. Telecomm has one subsidiary, CAPITAL CABLE & WIRE, INC., dba Austin Cable and Wire, which was incorporated in 1997 as a Texas corporation.

Neither Telecomm.com nor its subsidiary Austin Cable has been involved in any bankruptcy or bankruptcy proceeding.

Austin Cable was acquired by Telecomm in 1999 through the sale of a controlling block of its stock, thus making Austin Cable a wholly-owned subsidiary of Telecomm.com. Austin Cable is in the business of assembling copper and fiber optic specialty cables for distribution in the United States.

In 1999, Telecomm.com also acquired all but one share of TIC Cables Electronica y Suministros, S.A. de C.V., in-corporated in Mexico in 1989, thus making TIC a 99.99%-owned subsidiary of Telecomm.com. As TIC is engaged in the design and integration of systems for data and telecommunications in Mexico, Telecomm management believed the acquisition would provide strategic competitive advantages, which proved true throughout most of 2000. However, in 2001, due to a lack of control over operations at TIC, the difficulty in the Mexican economy and excessive losses at TIC's facilities in Mexico, Telecomm.com's Board of Directors, in a meeting held September 6, 2001, voted to abandon TIC operations. Telecomm has divested itself of its interest in TIC and is in the process of returning all TIC shares to its president, Jesus Aguirre.

A subsequent meeting of the Board of Directors of Telecomm was held on April 11, 2002 in which all Directors were present, including Mr. Aguirre. At this meeting Mr. Aguirre requested that he be dismissed from Telecomm's Board and agreed to return 6,800,000 shares of Telecomm common stock issued to him in the TIC acquisition. Mr. Aguirre has returned 2,000,000 of the 6,800,000 shares to date, leaving a balance due of 4,800,000 shares. Since that time, all attempted communications with Mr. Aguirre have been unsuccessful. As such, Telecomm has placed a stop transfer order with its transfer agent on the remaining 4,800,000 shares and has retained legal counsel to begin legal proceedings to recover the 4,800,000 shares still retained by Mr. Aguirre. The status of these proceedings is still formative as we are not able to bear the expense of such proceedings at this time. However, counsel has agreed to assist in efforts to contact Mr. Aguirre in order to resolve this issue by the end of 2002. If these efforts are unsuccessful, Telecomm will instruct counsel to seek a court order canceling these shares during the first quarter of 2003.

We have not legally transferred our ownership interest in TIC to Mr. Aguirre, and based on consultation with legal counsel, Telecomm does not have any continuing or contingent liabilities related to TIC.

Telecomm.com has received a going concern opinion from its auditors for the years ended 2001 and 2000, meaning substantial doubt has been raised in our auditors' eyes about Telecomm.com's ability to continue as a going concern. Telecomm.com has significantly reduced its operations in early 2001, and has incurred losses for the years ended December 31, 2001 and 2000 totaling $765,571 and $1,432,063 respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Net Revenues in 2001 were $229,814 compared to $2,234,817 in 2000.
Negative working capital for 2001 was $1,715,780 compared to $1,215,590 in 2000. Telecomm.com will require additional working capital to develop its business until Telecomm.com achieves a level of revenues adequate to generate sufficient cash flows from operations.

Business  of  Issuer.
---------------------

Telecomm.com's current business operations, which are currently done entirely through its subsidiary Austin Cable, consist of the production of specialty custom cable assemblies and harnesses for various industries. A specialty custom cable or harness assembly is a copper or fiber optic cable with connectors terminated at one or both ends. The specialty custom cable assembly industry is one that services and supplies a variety of other industries, which need wire harnesses and cable assemblies for their products. The companies that require these harnesses in their products do not manufacture them personally; they often outsource them to companies like Telecomm.com. We plan to continue in this industry and expand our market presence by both acquisition and internal growth.

Markets in the domestic U.S. specialty cable assembly industry, which Telecomm.com is participating in, include data and telecommunications, automotive, health and medical and aerospace.

Austin Cable assembles both copper and fiber optic specialty custom assemblies (e.g. cat-5 patch cords and fiber optic jumpers) using American made raw materials, assembled in Mexico under the maquilladora ("factory") provisions of the North American Free Trade Agreement (NAFTA). Austin Cable has one operating assembly facility in Mexico (in San Luis Potosi, in central Mexico) and another, larger assembly facility slated to begin operations by December, 2002 located in Matamores, Mexico, just on the other side of the Rio Grande from Brownsville, Texas. Austin Cable currently sells to major U.S. data and telecommunications distributors such as Anixter, Graybar and Carlton Bates, and produces assembled cable products under private label for such companies as Time Warner Cable, Radio Shack and Ideal Industries. None of the customers named above are material customers (representing more than 10% of Austin Cable's sales) and there are no material contracts in existence.

Telecomm.com plans to utilize Austin Cable's maquilladora manufacturing model and expertise to competitive advantage by acquiring and consolidating several target companies within the highly fragmented specialty custom cabling industry. This is an industry made up of numerous "mom and pop" (small, individually-owned and operated) companies, most of which have their assembly facilities in the U.S.,and all of which might be acquisition targets. As Austin Cable already maintains one factory (and by December, 2002, two factories) in Mexico, Telecomm.com plans to move strategic acquisition cable assembling operations Mexico.

Large corporate customers of specialty cables and harnesses often use proximity as one of the main criteria in selecting from which firms to make purchases. Telecomm.com intends to improve its market penetration by acquiring and consolidating competing assembly houses in major metropolitan areas that are in close proximity to large corporate customers. Once Telecomm.com has targeted a metro area, it plans to acquire between 2 and 5 local assembly companies, merging them into a single location in the same metro area. Telecomm will maintain a sales presence in each such location and will actively manage the acquired customer base in order to continue servicing their copper and fiber optic cabling and harness needs. Management believes that maintaining at least one location in each respective metro area targeted by Telecomm.com is important, as it will enable Telecomm.com to maintain its existence in close proximity to large corporate customers.

In addition to maintaining a sales presence at the remaining location in each metro area, Telecomm.com will also maintain strategic cable and harness assembly operations acquired in each metro area. Management anticipates relocating most of the routine, facile cable assembly operations to Austin Cable's facility in San Luis Potosi or to Austin Cable's new Mexican facility scheduled to begin operations in December of this year, while the more intricate and custom-made cable and harness assemblies will continue to be produced in the U.S. in each metropolitan area.

Through acquisition and consolidation, Telecomm.com expects to inherently expand its customer base. Telecomm.com also expects to increase market penetration by providing competitive pricing from leveraging both its manufacturing capabilities in Mexico as well as its improved purchasing power. As it expands geographically, Telecomm.com expects to be well positioned to provide enhanced services both regionally and nationally to many corporate customers.

Through acquisitions, Telecomm.com foresees: a) a marked reduction in costs by consolidating at least 2-5 competitor assembly houses in a given metro area into one remaining location for the purposes of maintaining a geographically close sales presence and assembling the more complex, intricate and custom-made cables and harnesses; and b) an even greater reduction of costs by moving all routine, facile assembly operations to facilities in Mexico.

Telecomm.com estimates that acquisition and consolidation of at least two operations within a metropolitan area will yield a profitable entity. Telecomm.com estimates that it can achieve cost savings of twenty five percent (25%) or more from such consolidation due to the elimination and reduction of duplicated overhead

Management anticipates that a majority of the cost of anticipated acquisitions will be paid in capital stock, though equity and debt capital may also be required.


In an effort to maximize market penetration, Telecomm.com leverages several channels of distribution. Its routes to market include:

DIRECT  SALES  TO  CORPORATE  CUSTOMERS:
     Data  and  Telecommunications
          *  Category-5  patch  cables
          *  Fiber  optic  jumpers
     Automotive
          *  Custom  assembly  harnesses
     Medical
          *  Over-molding  assembly  harnesses

CURRENT  DIRECT  END-USER  CUSTOMERS  INCLUDE:
     Lucent  Technologies
     Radio  Shack,  Inc.
     Ideal  Industries,  Inc.
     Dell  Computer,  Inc.

WHOLESALE  DISTRIBUTORS:
     Data  &  Telecommunications
          *  Category-5  patch  cables
          *  Fiber  optic  jumpers

CURRENT  WHOLESALE  DISTRIBUTION  CUSTOMERS  INCLUDE:
     Anixter
     Graybar  Electronics
     CSC
     Carlton  Bates

At  this  time  there  are  no  publicly  announced  new  products.

The market for copper and fiber optic custom cable assemblies is national in scope. Telecomm encounters numerous small regional cable assembly houses in those local areas where we are competing for business.

Domestic labor charges for assembly operations typically range from $40-60 per hour (aggregating both direct and indirect labor costs). Austin Cable's maquilladora model assembles product of comparable quality with a labor overhead charge of $3.50-5.50 per hour. This price disparity provides Telecomm a competitive advantage in that it will be more difficult for domestic copper and fiber optic cable manufacturers to compete with Austin Cable on price. However, due to operational reductions, in which Austin Cable is currently functioning, we will continue to operate at a loss until we are able to substantially increase our production levels, in order to cover our fixed and variable costs. This will only be achieved when we are able to substantially increase sales levels. The local, small regional assembly houses will continue to garner assembly business where delivery time is a more important factor in the purchase decision than is price alone. Telecomm will counter this competitive effort by pursuing its acquisition strategy, as management firmly believes it is easier to increase sales through targeted acquisitions rather than by the employment of a direct sales force.

Telecomm, through its subsidiary Austin Cable, will compete nationally with several substantial cable manufacturers. Top competitors of Austin Cable include:

- Optical Cable Systems. Optical Cable Systems is located in Dallas, TX, and has estimated annual cable revenues of $12 million and offers the same cable lineup as Austin Cable. In addition, OCS offers other custom cable assemblies. All of Optical Cable's manufacturing is done in Dallas and its customer base is comprised primarily of datacom and telecom distributors.

- Adirondack Wire and Cable. Adirondack, headquartered in Rhode Island, has estimated annual cable revenues of $30 million and does most of its fiber production in Monterrey, Mexico. Adirondack offers the same datacom cables as Austin Cable and recently acquired another competitor, U.S. Fiber Optics.

- Cable Exchange. Located in Denver, CO, with a facility in Cali-fornia, Cable Exchange offers the same copper and fiber optic cabling products as Austin Cable and has estimated annual cable revenues of $12 million. All of Cable Exchange's manufacturing is done domestically in either Colorado or California.

The majority of custom assembly houses are small regional companies with $1-5 million in annual sales. They generally have 2-3 major local customers representing 80% of their annual sales. This industry is extremely fragmented and localized.

The majority of the raw material used is manufactured in the U.S. Certain connectors used are manufactured in Japan and Taiwan. To this end we have established vendor relationships with the following primary suppliers:


     Quabbin  Wire  &  Cable
     Berktek  Wire  &  Cable
     Joslyn  Sunbank
     Alflex  Industries
     Quality  Computer  Accessories

Austin Cable has never experienced a short supply of "raw materials" and does not anticipate supply constraints in the future.

Austin Cable is not dependent on any one client as no client accounts for more than 10% of its annual sales revenue.

Austin Cable has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in effect.

We do not require government approval for any of the products or services we provide. There is no anticipation of probable governmental regulations on the business in the future as well.

There are no effects of existing governmental regulations currently, nor do we anticipate any in the future.

In the last two fiscal years we have spent no money at all on research and development.

We do not have any costs associated with complying with environmental laws (federal, state or local).

Besides our subsidiary, we have only one full-time employee, that being our President and CEO Timothy T. Page. Austin Cable currently has 17 full-time employees, three located in our headquarters in Austin, Texas and 14 working at our manufacturing facility in San Luis Potosi, Mexico. We have not yet engaged in staffing our planned manufacturing facility in Matamores, Mexico.

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

Plan  of  Operation  and  Management's  Discussion  and  Analysis  of  Financial
--------------------------------------------------------------------------------
Condition  and  Results  of  Operations
---------------------------------------

Full  fiscal  years:
-------------------
RESULTS  OF  OPERATIONS

Telecomm.com's current financial condition is poor. Revenues for the year ended December 31, 2001 were $229,814, a decrease of approximately 90% over revenues of $2,234,817 for the year ended December 31, 2000. This decrease is primarily due to the downturn experienced in the economy during 2001. In addition, on January 5th, 2001, Austin Cable's largest customer, Anicom, declared bankruptcy, leaving Austin Cable with bad debts totaling $892,000. This has been reflected in the audited financials for the year ended 2000. (Also see auditor's notes.) Anicom accounted for over $1 million in net revenues during the same period for 2000. Management is aggressively looking at ways to replace the loss of revenues previously earned from Anicom but is having difficulty due to a lack of working capital. Management believes that the replacement of revenues will come from the acquisition of other assembly companies. To this end, management continues to engage in acquisition and merger discussions with prospective candidates. Prospects for the future, therefore, will likely continue to be poor for

Telecomm.com unless acquisitions of competitor assembly houses as discussed earlier occur, at which point prospects for the future of Telecomm.com will likely improve substantially.

Gross loss for the year ended December 31, 2001 was $104,007. For the corresponding period in 2000, Telecomm.com earned a gross profit of $562,924 or 25.2% of sales. This change is primarily attributable to the Anicom bankruptcy and corresponding write off of obsolete inventory.

General and administrative costs were $904,490 or 394%of sales for the year ended December 31, 2001 as compared to $947,091 or 42.4%of sales for the same period in 2000. The 2001 figures include a figure for bad debts of $538,458, as a result of the bankruptcy mentioned above. During the year 2000, we wrote off goodwill of $625,650 which we deemed to be impaired as a result of the bankruptcy mentioned above. For the same period in 2001, we wrote off $15,835 as impairment of assets acquired.

Interest expense for the year ended December 31, 2001 was $5,957 down from $38,039 in the same period of 2000. This decrease was due to lower interest rates and the paying off of our line of credit with our primary bank. At the end of 2001, we had no bank borrowings with any financial institutions.

As mentioned above, during the year 2001, we abandoned our ownership of the Mexican subsidiary, TIC, due to our lack of control over the operations and TIC's recorded loss of $408,149 for 2001. For the same period in 2000, we recorded a loss from TIC of $372,861. In addition to these losses, we recorded a gain of $322,956 for the year ended 2001, as a result of the abandonment of TIC.

Net loss for the year ended December 31, 2001 was $1,108,377, compared to a loss of $1,432,064 for the same period in 2000. This decreased loss is primarily attributable to the cancellation of debt and the gain on abandonment of TIC.

GOING  CONCERN

Telecomm.com significantly reduced its operations in early 2002. For the years ended December 31, 2001 and 2000, Telecomm incurred losses totaling $1,108,377 and $1,432,064, respectively, and at December 31, 2001 had an accumulated deficit of $2,864,520. Because of these recurring losses, Telecomm.com will require additional working capital to develop and/or renew its business operations.

Telecomm.com intends to raise additional working capital either through private placement offerings such as those pursuant to Rule 506 of Regulation D of the Securities Act of 1933, public offerings such as those pursuant to Rule 504 of Regulation D of the Securities Act of 1933, or through bank loans. As of March 4, 2002, Telecomm.com is in discussions with several investors regarding financing; however, no agreements have been reached. Telecomm.com is also identifying merger and/or acquisition candidates; however, no acquisition or merger agreements have been signed as of yet.

There are no assurances that Telecomm.com will be able either (1) to increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support Telecomm's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Telecomm.com will have to raise additional working capital. And no assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Telecomm. If adequate working capital is not available, Telecomm.com may not increase its operations.

These conditions raise substantial doubt about Telecomm.com's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Telecomm.com be unable to continue as a going concern.

FUTURE  PLAN  OF  OPERATIONS

Telecomm.com's plan of operations over the next 12 months will be to identify and enter into negotiations to acquire up to six assembly companies in the major metropolitan areas of Texas. Management has already begun preliminary discussions with two companies in the Dallas/Ft. Worth area and two companies in the Austin area. This plan of acquisition is particularly critical in overcoming Telecomm.com's present financial difficulties. To date, no acquisition or merger agreements have been signed. In order to mitigate the effects of the losses incurred in previous years, Telecomm.com has greatly reduced its overhead and hopes to overcome the going concern doubts raised by its auditors. However, without an infusion of capital and additional revenues, the substantial doubt surrounding Telecomm.com's ability to continue as a going concern will likely remain. Although management believes its present discussions with acquisition targets will result in at least one successful acquisition, nevertheless a primary incentive for these candidates to allow themselves to be acquired is the access to additional working capital, which Telecomm.com at this time does not have.

LIQUIDITY  AND  CAPITAL  RESOURCES

As of December 31, 2001 we had cash and cash equivalents of $3,925. During August of 2001, we repaid our outstanding bank loans totaling $90,000 and now have no short or long term bank loans. We will require additional funding during the next 12 months to finance the growth of our current operations and achieve our strategic objectives. We are actively pursuing increases to cash flows and additional sources of financing and believe that such increases and additional financing will generate sufficient cash flow to fund our operations through 2003. However we cannot make any assurances that such matters will be successfully consummated.

Management believes that Telecomm.com will require additional funding of at least $100,000 to satisfy its cash requirements over the next 12 months, in addition to the revenues presently being generated. Management hopes to raise these additional funds from private placements and additional shareholder loans. These additional funds assume that revenues and costs remain at the present level.

We are currently generating limited sources of liquidity from internally generated sales. In order to expand into new areas of the assembly business and to acquire companies within its industry, however, we will need to secure external funds from various sources.

We have no material commitments for capital expenditures at this time. However, this will likely change should Telecomm.com be successful in its quest to acquire or merge with other assembly companies, in which case Telecomm.com will need funds to cover legal and administrative costs associated with the acquisition(s) or merger(s). Funds for these costs will have to come from future private placement offerings such as those pursuant to Rule 506 of Regulation D of the Securities Act of 1933, public offerings such as those pursuant to Rule 504 of Regulation D of the Securities Act of 1933, or through bank loans.

There has been a general slowdown in the high tech industry, which has greatly affected Austin Cable's sales for the year 2001 through a general reduction in sales as well as bankruptcies declared by major customers such as Anicom, described above. This general slowdown in the industry may continue, and thereby may continue to negatively impact Austin Cable's sales in the future.

There are no significant elements of income or loss that arise from Telecomm.com's continuing operations.

We have no seasonal aspects that could cause an effect on our financial condition.

Interim  periods:
----------------

Revenues for the 6 months ended June 30, 2002 were $129,674, a decrease of approximately 3.3% over revenues of $134,108 for the 6 months ended June 30, 2001. This decrease is due to an upturn in sales for the first three months of the year and then a stronger downturn in sales during the most recent quarter.

Gross profit for the 6 months ended June 30, 2002 was $43,117 or 33.3% of sales. The corresponding period for 2001 was $22,089 or 16.5% of sales. The increase in gross profit is attributable to cost cuts and efficiencies.

General and administrative costs for the 6 months ended June 30, 2002 were $145,112 or 111.9% of sales, compared to $751,301 or 650.2%of sales for the same period of 2001. The decrease in general and administrative costs is attributable to the overall cost cuts within Telecomm.com.

Interest expense for the 6-month period ended June 30, 2002 was $4,913 compared to $2,580 for the same period in 2001. This increase is attributable to the conversion of certain payables into long-term convertible notes with 6% interest per annum.

For the 6 months ended June 30, 2002 Telecomm.com had a net loss of $113,078 compared to a loss of $942,580 for the same period in 2001. Again, the decrease in loss is attributable to the overall costs cutting efforts of the Company.


ITEM  3.     DESCRIPTION  OF  PROPERTY

We  do  not  own  any  real  estate  at  this  time.

We  have  no  investment  policies.

We  have  no  investments  in  real  estate  of  any  kind.

We  own  no  real  estate  mortgages.

Description  of  Real  Estate  and  Operating  Data.
----------------------------------------------------

Outside of our subsidiary, we do not own or lease any property. However, Austin Cable leases the following space:

2600  Longhorn  Blvd.  #112
Austin,  TX  78758

The above address is office and warehouse space totaling 5,000 sq. feet. The lease is through December 31, 2002, and the monthly rent has been waived in full by the owners of the space, Innovatech Services through the duration of the current lease.

Both of Austin Cable's Mexican manufacturing facilities are leased and are described as follows:

1.)  San  Luis  Potosi
Manuel  Muro  710A
Colonia  San  Luis
San  Luis  Potosi,  SLP
MEXICO

Office and warehouse space: 2,600 sq. feet. The lease is month-to-month and the monthly rent is US$460.

2.)  Matamoros
Ave.  del  Obrero,  #3
Parque  Industrial  de  Norte
H.  Matamoros,  Tamps
MEXICO
[Occupation  scheduled  to  begin  in  December  2002]

Office and production space: 25,000 sq. feet. The sub-lease is through May 31, 2003, and the rent is charged hourly; that is, for every hour we are in production at the facility we are charged by the primary lessee US$4.00 per worker we employ. This $4 per production hour per worker figure includes permanent, round-the-clock space at the facility for our raw materials, final product, some office space and other storage space. Additionally, we are afforded by the primary lessee of the Matamoros facility some warehouse space in Brownsville, Texas, which will serve as a via and temporary drop-off point for raw material destined for the Matamoros facility, as well as final product destined for the marketplace. Depending on results from operations at this facility, Telecomm may or may not renew this lease.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS Below is a table showing all persons including any group who is known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.


Title of Class                  Name                         Amount               Percent of Class
                                and Address                  Nature of
                                of Beneficial Owner          of Beneficial Owner

Common                          Tim Page                     2,633,333             22.1%
                                314 Eanes School Road
                                Austin, Texas 78746  USA

Common                          Jesus Aguirre                4,920,000             41.3%
                                Salvadore Nava 3060-8
                                San Luis Patosi, SLP  MEX

Common                          Promark Inc                  1,000,000              8.4%
                                Kenneth Lowman
                                419 South 2nd St  #300
                                Philadelphia, PA 19147 USA


(see footnotes, below)

              See notes to interim condensed financial statements.

As of the most recent date, below are listed shares beneficially owned by all directors and nominees, including those shares subject to options:


Name and Principal Position                     # of Telecomm                               Percent of Class
                                                Shares Owned
Tim Page
President,
Chief Executive Officer                            3,433,333                                 28.8%
                                                   (including 800,000 share options)*

John Osborne
Director                                           320,000                                    2.7%
                                                   (including 300,000 share options)*

Directors and Officers as a Group                   3,753,333                                31.5%

*Footnotes:

The  following  table  represents  options:


Name                 # of common shares     period of option          strike price    Total  $



Timothy Page (1)     300,000                 7 years                  35 cents        105,000
Timothy Page (1)     500,000                 9 years                   2 cents         10,000

John Osborne (1)     150,000                 7 years                  35 cents         52,500
John Osborne (1)     150,000                 9 years                   2 cents          3,000
Janan Page (1)       850,000                 3 years                   4 cents         34,000
Martin Cantu (1)      80,000                 3 years                   8 cents         10,000
Mark Spencer (1)      40,000                 3 years                   8 cents          5,000
James Kersh (1)       40,000                 3 years                   8 cents          5,000


(1) These are current shareholders who have either advanced moneys to the Company or have converted unpaid compensation.

We are not making any arrangements that may result in a change in control of the Company.

The following table represents convertible notes, all of which are interest bearing in the second year at 6% interest.


Name               #  of  common  shares     period  of          conversion      Total  $
                                             convertible          price
                                             note


Joslyn Sunbank (2)  103,333                 3 years              51 cents       52,699.83
Quabbin Wire (2)     75,484                 3 years              51 cents       38,496.84
Electri-Flex (2)     35,765                 3 years              51 cents       18,240.15
Alflex (2)          219,255                 3 years              51 cents      111,820.05


(2) These are Vendors who have agreed to convert their unpaid payables into convertible loans.

There  are  no  voting  trusts.


              See notes to interim condensed financial statements.










ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Identify  directors  and  executive  officers.
----------------------------------------------

Below are the names and ages of all Directors and executive Officers and all persons nominated or chosen to become such.

The  positions  and  offices  that  each  person  holds  are  listed.

The person's term of office as a director and the period during which the person has served is also listed.

Each officer/director's business experience during the past five years is listed.


Name               Office        Age           Officer/Director's        Business Experience
                                               Term of Office            Over past 5 yrs.

Tim Page           CEO           51            Officer:  5 years         Mr. Page serves as President
                   President                   Director: 3 years         and CEO of Austin Cable and
                                                                         Wire from 1996 to 1999 when he
                                                                         became President and CEO of
                                                                         Telecomm.com


John Osborne       Director      48            3 years                   From 1996 to 1997 Mr. Osborne
                                                                         was President and CEO of
                                                                         Boundless Technologies. He
                                                                         was also a principal at Ronin
                                                                         Growth Services from 1997 to
                                                                         1999 when he became
                                                                         Executive Vice President at
                                                                         drkoop.com from 1999 thru
                                                                         2000. Mr. Osborne has served
                                                                         as a director for Telecomm.com
                                                                         since 1999.



No  director  holds  a  position  as  a  director  in  other  companies.

There are no Key Employees who are expected to make significant contributions to the Company who are not executive officers.

There are no family relationships among the directors, executive officers, or persons nominated or chosen by the Company to be directors or executive officers.

Involvement  in  Certain  Legal  Proceedings.
---------------------------------------------

No director, executive officer, promoter or control person of the Company has been involved in any petitions for bankruptcy filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

There are no criminal convictions or pending criminal proceedings against the above persons.

There are no orders, judgments or decrees limiting their activity in any type of business, securities or banking activities.

No officer, director or employee has been involved in civil litigation in a securities matter or has been found to have violated Securities or Commodities Future Trading laws.

              See notes to interim condensed financial statements.

ITEM  6.  EXECUTIVE  COMPENSATION

Summary  Compensation  Table.
-----------------------------

The directors/executive officers receive compensation for holding their offices. The amount received for the last completed fiscal year is set out below.


Persons  covered:                                        Long  Term
                                                         Compensation
                                                         ------------
                          Annual  Compensation
                                                         Number  of     All  Other
Name  and  Principal      Year     Salary     Bonus      Securities/    Compensation
Principal                                                Underlying
                                                         Options



Tim Page                  2001       $ 150,000*  $0        300,000         0
CEO                       2000       $150,000**  $0        500,000         0

Jesus Aguirre****           2001     $150,000    $0        250,000         0
COO                         2000     $150,000    $0        400,000         0

James Jameson***            2001     $ 0         $0        0               0
VP and Secretary            2000     $ 90,000    $0        0               0

Amador Najera*****          2001     $ 60,000    $25,000   0               0
Director of Sales         2000       $ 60,000    $20,000   0               0


* per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2001; instead, Mr. Page has delayed his salary and now has the right to either claim his salary or convert the value of his salary into common stock of Telecomm.com at a strike price of 2 cents per share.

** per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2000; instead, Mr. Page took only $5,750 of his salary and now has the right to either claim the remainder of his salary or convert the value of his salary into common stock of Telecomm.com at a strike price of 2 cents per share.

***resigned  -  12/31/00

****  Jesus  Aguirre  was  removed  as  COO  and as a Director on April 11, 2002

*****  Amador  Najera  was  removed  as  Director  of  Sales  on  April 11, 2002

There were no transactions between Telecomm.com and a third party where the primary purpose of the transaction is to furnish compensation to a named executive officer.

              See notes to interim condensed financial statements.

Option/SAR  Grants  Table.
--------------------------







             NUMBER OF SECURITIES  PERCENTAGE OF TOTAL
             UNDERLYING            OPTIONS GRANTED TO                     FAIR MARKET
             OPTIONS/SARS          EMPLOYEES IN FISCAL   EXERCISE PRICE   VALUE ON                 EXPIRATION
NAME         GRANTED (a,c)         YEAR (e,f)               PER SHARE     GRANT DATE   GRANT DATE  DATE(d)

Mr. Page                 500,000a                 25%e   $           .02  $       .02      8/1/01    8/1/11
Mr. Page                 300,000b                 30%f   $           .35  $       .35    12/27/99  12/27/09
Mr. Aguirre                    0g                    0%               N/A         N/A         N/A       N/A
Mr. Aguirre                    0h                    0%               N/A         N/A         N/A       N/A



a    Each  of the above options was granted pursuant to our 2001 Stock Option
     Plan.
b    Each  of the above options was granted pursuant to our 2000 Stock Option
     Plan.
c These options vest and become exercisable over four years (25% per year) beginning on the first anniversary of the date of grant. The exercise price of the options is at the fair market value of the common stock on the date of grant. And the number of shares awarded is designated by Management in its discretion.
d Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the employee's death or disability
e The 5% and 10% assumed annual rates of compound stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of the Company's future Common Stock prices. f In fiscal 2001, the Company granted options to employees to purchase aggregate  of  1,050,000  shares.
g,h These options were revoked when Mr. Aguirre was removed as COO and as a director in 2002

Aggregated  Option/SAR  Exercises  and  Fiscal  Year-End Option/SAR Value Table.
--------------------------------------------------------------------------------

The following table sets forth certain information about option exercises during fiscal 2001 by the Named Executive Officers and the value of their unexercised options at the end of the year.

              See notes to interim condensed financial statements.

------------------------------------------------------------------------------------------------

                                  SHARES
                     OPTION       ACQUIRED     VALUE     NUMBER  OF  SHARES             VALUE  OF  UNEXERCISED
                      GRANT       ON           REALIZED  UNDERLYING  UNEXERCISED        IN-THE-MONEY  OPTIONS
NAME                   YEAR       EXERCISE(a)  (b)       OPTIONS  AT  FISCAL  YEAR-END  AT  FISCAL
YEAR-END


              Unexercisable  Exercisable  Unexercisable  Exercisable
Mr. Page               2001            0              0      500,000       0           -$2,500  $    0
Mr. Page               2000            0              0      225,000  75,000          -$76,500   -$750
Mr. Aguirre*           2001            0              0            0       0                 0  $    0
Mr. Aguirre*           2000            0              0            0       0                 0       0
Mr. Osborne            2001            0              0      150,000       0           -$1,500  $    0
Mr. Osborne            2000            0              0      112,500  37,500          -$51,000   -$375


a    No  stock  options  have  been  exercised  to  date
b If the shares were sold immediately upon exercise, the value realized was calculated using the difference be- the actual sales price and the exercise price. Otherwise, the value realized was calculated using the difference between the closing price of the common stock on the date of exercise and the exercise price.

* These option shares were rescinded after Mr. Aguirre was removed as COO and as a director in 2002

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Below are description of any transactions during the last two years, or proposed transactions to which TELECOMM.COM, INC. was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest in the transaction, and the amount of such interest:



<BTB>
(1)     Name          Company          Amount  of            Description  of Transaction
                                       Interest

Octaviano  Aguirre*     Trimaq         20%  stock of         From 1999 to January,  2001
                                       Trimaq  owned  by     Austin  Cable  contracted  with
                                       Octaviano  Aguirre    Trimaq  to  build  Cat-5  patch
                                                             cables  at  $0.25  per  cable.

Jesus  Aquirre****      Trimaq         40% stock of          From 1999 to  January,  2001
                                       Trimaq  owned  by     Austin Cable contracted with
                                       Octaviano  Aguirre    Trimaq to build Cat-5 patch
                                                             cables  at  $0.25  per  cable.

Tim  Page               Telecomm.com   $222,258  in          These  are  the aggregate
                                       Telecomm.com  debt    advances  made to Telecomm.
                                                             com  and  are  payable  upon
                                                             demand.

Janan  Page**           Telecomm.com   $34,000  in           Loan  made  to Telecomm.
                                        Telecomm.com  debt   com, which is unsecured and
                                                             past  due  as  of  12-31-2001.

PowerPlus, Inc.***      [same]          $7,000 in Telecomm.  Loan made to Telecomm.
                                        com  debt            com,  which  is  unsecured  and
                                                             past  due  as  of  12-31-2001.

              See notes to interim condensed financial statements.

*  Father  of  Jesus  Aquirre

**  Janan  Page  is  Tim  Page's  spouse

***  Power  Plus,  Inc.  is  owned  by  Janan  Page

****  Mr.  Aguirre  was  removed  as  COO  and  as  a  Director  in  2002

We  have  no  parent  companies.

Transactions  with  Promoters.
------------------------------

Below are the names of the promoters, the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from TELECOMM.COM,
INC.:

Name                  Shares  rec'd          Date  &  Price         Reason
                                             at  Issuance

Promark  Inc          1,400,000  restricted     04/20/01, $0.25     PR firm
(Kenneth  Lowman)

Observation  Capital     78,000  restricted     03/20/01,  $0.25    PR  firm
(Troy  Lowman)

There  are  no  assets that were acquired or are to be acquired from a promoter.

ITEM  8.     DESCRIPTION  OF  SECURITIES

Common  or  Preferred  Stock.
-----------------------------

We are not offering common equity at this time. We have no preferred stock to offer.

Debt  Securities.
-----------------

We  are  not  offering  any  debt  securities  at  this  time.


              See notes to interim condensed financial statements.

                                     PART II
                                     -------


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market  Information
-------------------

The principal market or markets where the TELECOMM.COM, INC common equity is traded is the OTC Pink Sheets.

The high and low sales prices for each quarter within the last two fiscal years and any subsequent interim period for which financial statements are required are as follows:



          QUARTERLY  RANGES   HIGH SALE    LOW  SALE

          3rd Quarter, 2000   $4.5000      4.5000
          4th Quarter, 2000    4.5000      0.5100
          1st Quarter, 2001    0.5100      0.4000
          2nd Quarter, 2001    0.4000      0.1200
          3rd Quarter, 2001    0.1800      0.0100
          4th Quarter, 2001    0.0300      0.0110
          1st Quarter, 2002    0.0600      0.0110
          2nd Quarter, 2002    0.0600      0.0100
          3rd Quarter, 2002    0.0800      0.0400


Holders
-------

The  number  of  shareholders  of  common  class  of  stock  is  as  follows:
     Only  one  class  of  stock  Common
     Shareholders  on  December  31st,  2000          45
     Shareholders  on  July  26th,2001                54
     Shareholders  on  December  31st,  2001          55
     Shareholders  on  June  30,  2002                59

Dividends
---------

There have been no dividends declared on the common equity for the last two fiscal years and in any subsequent period.

ITEM  2.     LEGAL  PROCEEDINGS

We are not a party to any pending legal proceeding which involves a claim for damages above 10% of our current assets, nor are we involved in any pending legal proceeding which does not involve routine litigation incidental to the business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

We have not had changes in nor any disagreements with our accountants at any time.


ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

There  have  been  no  recent  sales  of  unregistered  securities.

              See notes to interim condensed financial statements.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

We indemnify our Officers and Directors by specifically providing, in Article IX of our bylaws, indemnification protection for our Officers and Directors and employees. However, we do not carry Directors or Officers insurance.



                                    PART F/S
                                    --------

Please  see  audited  financial  statements,  attached.

              See notes to interim condensed financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Telecomm.com, Inc.
  Austin, Texas

We have audited the accompanying consolidated balance sheet of Telecomm.com, Inc. as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of Telecomm's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecomm.com, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Telecomm will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, Telecomm has significantly reduced its operations in early 2002, and has incurred losses for the years ended December 31, 2001 and 2000 totaling $1,120,291 and $1,432,063 respectively, and at
December 31, 2001 had a capital deficit of $1,825,217. Telecomm will require additional working capital to develop its business until Telecomm either achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas

March 4, 2002

                               TELECOMM.COM, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2001





                                                                     2001
                                                                 --------------
                                ASSETS                            (As Restated)
Current assets
  Cash                                                              $    3,925
  Accounts receivable                                                   23,207
  Inventory                                                             52,558
    Total current assets                                                79,690

Property and equipment, net                                             18,146

Other assets                                                             2,157
                                                                 --------------
                                                                    $   99,993
                                                                 ==============
            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                                  $1,273,127
  Accrued expenses                                                     274,388
  Due to shareholders                                                  222,258
  Notes payable - related parties                                       46,000
  Deferred gain                                                        322,956
                                                                 --------------
    Total current liabilities                                        2,138,729
                                                                 --------------

Notes payable                                                          109,437

                                                                 --------------
Total liabilities                                                    2,248,166
                                                                 --------------

Commitments and contingencies

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value, 75,000,000 shares authorized,
    13,908,000 shares issued and outstanding                            13,908
  Additional paid in capital                                         1,025,395
  Accumulated deficit                                               (3,187,476)
  Accumulated other comprehensive loss                                       -
                                                                 --------------
    Total Stockholders' Equity (Deficit)                            (2,148,173)
                                                                 --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                $   99,993
                                                                 ==============

      SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
                                   STATEMENTS.

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                     For the Years Ended December 31,
                                                                                         ------------
                                                                         2001              2000
                                                                     --------------    --------------
                                                                     (As restated)

Net revenues                                                         $   229,814          $ 2,234,817
Cost of goods sold                                                       333,821            1,671,893
                                                                     --------------    --------------
Gross profit (loss)                                                     (104,007)             562,924
                                                                     --------------    --------------

Operating expenses:
  General and administrative                                             904,490              947,091
  Impairment of assets acquired                                           15,835              625,650
  Depreciation and amortization                                            4,809               11,347
                                                                     --------------    --------------
                                                                         925,134            1,584,088
                                                                     --------------    --------------

Loss from continuing operations                                       (1,029,141)          (1,021,164)

Interest expense                                                           5,957               38,039


Net loss from continuing operations before discontinued operations    (1,035,095)          (1,059,203)

Discontinued operations:
  Loss on continuing operations of TIC Cables
  Electronica y Suministros, S.A. de C.V.                               (408,149)            (372,861)

  Gain on abandonment of TIC Cables Electronica
  y Suministros, S.A. de C.V.                                                  -                    -
                                                                     --------------    --------------

Net loss                                                              (1,443,247)          (1,432,064)
Comprehensive loss:
  Change in foreign currency translation                                  72,413                2,647
                                                                     --------------    --------------
Comprehensive loss                                                   $(1,370,834)         $(1,429,417)
                                                                     ==============    ==============

Net loss per share from continuing operations:
  Basic and diluted                                                  $     (0.08)         $     (0.20)
                                                                     ==============    ==============
Net loss per share
  Basic and diluted                                                  $     (0.11)         $     (0.27)
                                                                     ==============    ==============
Weighted average shares outstanding:
  Basic and diluted                                                   13,713,633            5,220,137
                                                                     ==============    ==============


      SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
                                   STATEMENTS.

                                 TELECOMM.COM, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001






                                                                                        Accum.
                                                Additional                              other
                             Common Shares       paid in        Note      Accum.        comp.
                          Shares      Amount     capital        rec.      deficit       income
                         ----------  ---------- -----------   ----------  ------------  ---------
Balance
  December 31, 1999       2,230,000  $  2,230    $ 565,573     $(70,500)  $  (312,165)  $(75,060)
                         ----------  ---------- -----------   ----------  ------------  ---------

Issuance of common
 stock for cash          10,200,000    10,200       91,800            -             -          -

Net loss
                                  -         -            -            -    (1,432,064)         -
Comprehensive
 income:

Change in foreign
currency translation              -         -            -            -             -      2,647
                         ----------  ---------- -----------   ----------  ------------  ---------
Balance
  December 31, 2000      12,430,000    12,430      657,373      (70,500)   (1,744,229)   (72,413)

Issuance of common
stock for services        1,478,000     1,478      368,022            -             -          -

Reclassification
due to disposal                   -         -            -       70,500             -          -

Net loss                          -         -            -            -    (1,443,247)         -
Comprehensive
income:
Change in foreign
currency translation              -         -            -            -             -     72,413
                         ----------  ---------- -----------   ----------  ------------  ---------
Balance
  December 31, 2001      13,908,000  $ 13,908   $1,025,395     $      -   $(3,187,476)  $      -
                         ==========  ========== ===========   ==========  ============  =========


     SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
                                  STATEMENTS

                               TELECOMM.COM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     For the Years Ended December 31,
                                                                                         ------------
                                                                         2001              2000
                                                                     --------------    --------------
                                                                     (As restated)
CASH FLOWS FROM OPERATING ACTIVITES:
Net loss                                                               $(1,443,247)     $(1,432,064)
Adjustments to reconcile net loss to cash used in operating
activities:
  Depreciation and amortization                                             13,480           20,018
  Provision for uncollectible accounts                                     164,530          129,000
  Impairment of assets acquired                                             15,835          625,650
  Common stock for services                                                369,500                -
Changes in operating assets and liabilities:
  Accounts receivable                                                      167,187         (723,330)
  Inventory                                                                213,773           17,998
  Other assets                                                             (64,606)         464,215
  Due from stockholder                                                           -          (58,500)
  Accounts payable                                                         (80,450)         762,000
  Accrued expenses                                                         153,162           55,897
  Deferred gain                                                            322,956                -
                                                                       ------------     ------------
NET CASH USED IN OPERATING ACTIVITIES                                     (167,880)        (139,116)
                                                                       ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITES:
  Payments on notes payable and amounts due to
  related parties                                                                -          (34,500)
  Net advances from stockholders                                           171,805           68,969

  Issuance of common stock                                                       -          102,000
  Other                                                                          -            2,647
NET CASH PROVIDED BY FINANCING ACTIVITIES                                  171,805          139,116
                                                                       ------------     ------------

NET INCREASE (DECREASE) IN CASH                                              3,925                -
Cash, beg. of period                                                             -                -
                                                                       ------------     ------------
Cash, end of period                                                    $     3,925      $         -
                                                                       ============     ============

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                                          $         -      $         -
Income taxes paid                                                      $         -      $         -



      SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
                                   STATEMENTS.

                               TELECOMM.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     NOTE  1  -  SUMMARY  OF  ACCOUNTING  POLICIES

Telecomm.com, Inc. ("Telecomm") was incorporated in July 1999 under the laws of the state of Delaware. Telecomm is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm is also engaged in the business of manufacturing copper and fiber optic specialty custom cabling in Mexico for distribution in the United States and Mexico. In September 2001, Telecomm abandoned its ownership of its subsidiary in Mexico and is continuing its other operations as a cable assembly house. Telecomm is in the process of identifying candidates to acquire or to merge with to expand its operations of manufacturing copper and fiber optic specialty custom cabling.

Principles  of  Consolidation

The accompanying consolidated financial statements include the accounts of Telecomm and its wholly-owned subsidiary Cable Capital & Wire, Inc. (d.b.a Austin Cable & Wire), ("Austin Cable") a Texas Corporation and its wholly owned subsidiary TIC Cables Electronica y Suministros, S.A. de C.V. ("TIC") through September 6, 2001. All significant intercompany balances and transactions have been eliminated in consolidation.

Telecomm consolidated its foreign subsidiary TIC Cables Electronica y Suministros, S.A. de C.V., a Mexican corporation through September 6, 2001 at which time the Board of Directors voted to abandon its ownership of TIC and recover 6,800,000 shares of common stock issued in connection with the acquisition of TIC. TIC is engaged in the design and integration of systems for data and telecommunications in Mexico. Accordingly, the results of TIC's operations are shown presented as discontinued operations.

Use  of  Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash  Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

      SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
                                   STATEMENTS.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the average cost method. Inventories consist primarily of cable wiring and accessories.

Foreign  Currency

Telecomm's foreign subsidiary has the U.S. dollar designated as it's functional currency. Financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. Remeasurement gains and losses are included in other income and expense.

Long-lived  Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of machinery and equipment (five years). Leasehold improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease. Telecomm performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill

Goodwill is related to the value of a company acquired. The cost of the goodwill was being amortized on a straight-line basis over its estimated life of ten years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During January 2001, Telecomm's largest customer Anicom, Inc. filed bankruptcy. The acquired company had a seven year contract with Anicom, Inc. Accordingly, Telecomm recorded an impairment charge of $15,835 and $625,650 during the years ended December 31, 2001 and 2000, respectively. The majority of the impairment was goodwill.

Revenue  Recognition

Telecomm recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. Telecomm provides for the estimated cost of product warranties upon shipment. Shipping and handling costs are included in cost of goods sold.

Income  Taxes

Telecomm accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Telecomm records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based  Compensation

Telecomm accounts for stock-based compensation under the intrinsic value method. Under this method, Telecomm recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Basic  Loss  Per  Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent  Accounting  Pronouncements

Telecomm does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Telecomm's results of operations, financial position or cash flow.


NOTE  2  -  Restatement

In March 2001, Telecomm approved various consulting agreements and issued 1,478,000 shares of common stock, among other compensation, for services to be rendered to Telecomm from April 2001 through April 2002. The shares were originally valued at $0.01 per share. The price on the date of grant was $.25 per share or $369,500. General and administrative expenses has been increased by $354,720 and restated to $904,490 from $549,770. The accumulated deficit was increased to $2,864,520 from an accumulated deficit of $2,509,800.

Telecomm is in the process of obtaining the common shares issued to Jesus Aguirre in connection with the acquisition of TIC, accordingly, Telecomm has deferred the gain on the planned disposition of TIC. When Telecomm receives those shares and returns the shares of TIC to Mr. Aguirre, it will record the gain. Telecomm originally recorded a gain on the disposition of TIC of $322,956. The gain has been reversed and the accumulated deficit has been increased to $3,187,476 from $2,864,520.


NOTE  3  -  Discontinued  Operations

In September 2001, Telecomm effectively abandoned its ownership of TIC and deferred a gain of $322,956. As stated above, when the Telecomm shares are received for the TIC shares, the gain will be recognized. TIC is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm originally acquired TIC in November 1999 and issued 200,000 shares of common stock for 99.99% of the stock of TIC plus a note receivable of $70,500. The note receivable was non-interest bearing and did not specify a due date. Telecomm is in the process of canceling the shares and the note receivable.

TIC's revenues for the period ended September 6, 2001 and for the year ended December 31, 2000 were $3,527,935 and $5,142,750, respectively. Net loss from operations for the period ended September 6, 2001 and for the year ended December 31, 2000 were $408,149 and $300,721, net of income tax benefit of $0 and $39,323, respectively.

There  are  no  remaining  assets  of  TIC  as  of  December  31,  2001.


NOTE  4  -  Going  Concern

Telecomm has significantly reduced its operations in early 2002. For the years ended December 31, 2001 and 2000, Telecomm incurred losses totaling $765,571 and $1,432,064, respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Because of these recurring losses, Telecomm will require additional working capital to develop and/or renew its business operations.

Telecomm intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of March 4, 2002, Telecomm is in discussions with several investors, however no definitive agreements have been reached. Telecomm is also identifying merger and/or acquisition candidates. As of March 4, 2002, no acquisition or merger agreements have been closed.

There are no assurances that Telecomm will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support
Telecomm's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Telecomm will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Telecomm. If adequate working capital is not available Telecomm may not increase its operations.

These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Telecomm be unable to continue as a going concern.


NOTE  5  -  Property  and  Equipment

Property  and  equipment  consisted  of  the  following  at  December  31:

                                                   2001
                                               ---------
                                                       $
       Machinery and equipment                    43,353
                                               ---------
       Furniture and fixtures                     16,698
       Computer equipment                         11,859
                                               ---------
                                                  71,910
       Less: Accumulated depreciation             53,764
                                               ---------
                                                       $
                                                  18,146
                                               =========

Depreciation expense totaled $13,480 and $20,018 in 2001 and 2000, respectively.


NOTE  6  -  Major  Customer

In 2000, Telecomm had one customer that accounted for more than 10% of net sales, and this customer accounted for 45% of net sales for the year ended December 31, 2000. No customer accounted for more than 10% of net sales for the year ended December 31, 2001.


NOTE  7  -  Notes  Payable

Telecomm has notes payable totaling $109,437 due to various vendors. The notes payable bear interest at 6% and are due on August 1, 2004. These notes are unsecured.


NOTE  8  -  NOTES  PAYABLE  -  RELATED  PARTIES

Telecomm has notes payable totaling $46,000 due to various shareholders. The notes bear interest at 8% to 14% and are unsecured and past due as of December 31, 2001.


NOTE  9  -  DUE  TO  SHAREHOLDERS

Telecomm has received advances from various shareholders totaling $222,258 as of December 31, 2001. The advances are payable upon demand.

NOTE 10- STOCKHOLDERS' EQUITY

On March 23, 2001, Telecomm approved various consulting agreements and issued 1,478,000 shares of common stock, among other compensation, for services to be rendered to Telecomm from April 2001 through April 2002. The shares were valued at $.25 per share or $369,500 or the fair value of the services performed.


NOTE  11  -  INCOME  TAXES

For the years ended December 31, 2001 and 2000, Telecomm incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $2,200,000 at December 31, 2001, and will expire in the years 2019 through 2021.

Deferred  income  taxes  consist  of  the  following  at  December  31,:

                                   2001              2000
                                ----------        ---------
Long-term:
Deferred tax assets             $745,000          $ 36,665
Valuation allowance             (745,000)          (36,665)
                               -----------        ----------
                                $      -          $      -
                               ===========        ==========


NOTE 12 - EMPLOYEE STOCK PLANS

In December 1999, Telecomm adopted the Stock Option Plan ("Plan") for its employees. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 5,000,000 shares of common stock under the plan.

In December 1999, Telecomm adopted the Directors' Stock Option Plan ("Directors Plan") for its non-employee directors. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 1,500,000 shares of common stock under the plan.

A summary of Telecomm's stock option plans for the years ended December 31, 2001 and 2000 is presented below:

                                  2001                  2000
                          ---------------------  -------------------
                                      Weighted              Weighted
                                      average               Average
                                      exercise              Exercise
Options outstanding at:      Shares   price      Shares     price
                          ----------  ---------  ---------  ---------
Beginning of year          1,700,000  $     .51  1,700,000  $     .51
Options granted            1,050,000        .02          -          -
                          ----------  ---------  ---------  ---------
End of year                2,750,000  $     .32  1,700,000  $     .51
                          ==========  =========  =========  =========
Options exercisable        1,231,250  $     .41    750,000  $     .40
                          ==========  =========  =========  =========
Weighted average fair
value of options granted
during the year                       $     .01             $       -
                                      =========             =========

The following table summarizes information about stock options outstanding at December 31, 2001:



                    OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
--------------------------------------------------------------------  -----------------------
                          Weighted          Weighted   Weighted
Range of                  Number            Average    Average                      Average
Exercise Prices           Outstanding       Remaining  Exercise       Exercisable   Exercise
                          12/31/01          Life       Price          at 12/31/01   Price
---------------------  -----------------  ------------ ---------     ------------  ---------
$         .02 - $.25      1,300,000             9.12     $.06            384,375      $.10
$         .26 - $.50        950,000             7.93      .39            565,625       .39
$        .51 - $1.00        500,000             7.75      .88            281,250       .88
                      -----------------                --------      ------------  ---------
                          2,750,000                      $.32          1,231,250      $.41
                      =================                ========      ============  =========



SFAS 123 requires Telecomm to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for Telecomm's stock options granted had been determined in accordance with the fair value based method prescribed in that Statement. Telecomm estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001 and 2000:

                                  2001          2000
                               ----------   -----------
   Dividend yield                   0%            0%
                                    --            --
   Expected volatility             80%           80%
   Risk-free interest rate        5.3%          5.6%
   Expected lives              5 years       5 years

Under the accounting provisions of SFAS No. 123, Telecomm's net loss applicable to common stockholders and loss per share would have been revised to the pro forma amounts indicated below:


                                               For the Years Ended
                                                    December 31,
                                               2001          2000
                                             ------------  ------------

Net loss applicable to common stockholders:
  As reported                                $1,108,377    $1,432,064
  Pro forma                                  $1,173,300    $1,493,934

Net loss per common share:
  As reported                                $     0.08    $     0.27
  Pro forma                                  $     0.09    $     0.29



Telecomm issued options to the former shareholders of Austin Cable & Wire to acquire 100,000 shares of common stock at an exercise price of $5.00 per share. The options expire in August 2004.


NOTE  13  -  Commitments  and  Contingencies

Telecomm had leased its office and warehouse facilities under an operating lease through August 31, 2001. Currently, there are no future lease payments. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein.

Rent expense was $25,235 and $142,200 for the years ending December 31, 2001 and 2000, respectively.

In December 1999, Telecomm entered into an employment agreement with the Chairman of the Board and Chief Executive Officer of Telecomm. The seven year agreement provides for an annual salary of $150,000, plus incentives and certain employee benefits, as defined by the agreement. The agreement also provides for a bonus based on gross sales increases.

Telecomm is a defendant to certain litigation arising from the acquisition of Austin Cable and certain debts of Austin Cable. Telecomm is attempting to resolve these matters. Telecomm has recorded all debts and believes the resolution of these matters will not have a material effect on the financial statements of Telecomm.